

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

<u>Via E-mail</u>
Joel Klopfer
President and Director
SafeCode Drug Technologies Corp.
6 Meever HaMiltah Street
Jerusalem 97761, Israel

> **Re: SafeCode Drug Technologies Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 29, 2011**
> **File No. 333-174167**

Dear Mr. Klopfer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Existing or Probable Government Regulations, page 18</u>

1.   Please expand your response to prior comment 1 to provide your legal analysis supporting your determination that your proposed product "is not necessarily" a medical device. If your proposed product is a medical device and would be subject to regulation and oversight by, or would require approval from, the U.S. Food and Drug Administration, please say so directly and revise your disclosure to remove the uncertainty regarding applicable government regulations, required approval and oversight, and related risks. If you believe that applicable law is unclear as to whether your proposed product is a medical device and you have not sought clarification from the U.S. Food and Drug Administration, please say so directly and fully disclose the regulatory consequences if your product were determined to be a medical device.

Joel Klopfer
SafeCode Drug Technologies Corp.
December 1, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): John A. Cacchioli, Esq.